Mr. Alberto Zapata

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

November 3, 2015

VIA EDGAR TRANSMISSION

Re:	Securian Funds Trust

Post-effective amendment pursuant to rule 485(a)(2)

SFT Advantus Managed Volatility Equity Fund

File Nos. 022-96990 (1933 Act), 811-04279 (1940 Act)

Filing Date: August 31, 2015

Dear Mr. Zapata:

This letter is in response to Securities and Exchange Commission (“SEC”) staff comments provided telephonically on October 16, 2015. The comments pertain to Securian Funds Trust’s (the “Trust”) post-effective amendment nos. 57 (1933 Act) and 55 (1940 Act) to its registration statement on Form N-1A (the “Amendment”). The Amendment is for the purpose of adding a new series to the Trust, the SFT Advantus Managed Volatility Equity Fund (the “Fund”). The Amendment was filed with the SEC pursuant to Rule 485(a)(2) under the Securities Act of 1933 on Form N-1A on August 31, 2015, and is scheduled to become effective on November 18, 2015.

In addition, in connection with this filing, the Trust acknowledges:

1.	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	the staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	the Trust will not assert the staff’s comments, or changes in disclosure in response to the staff’s comments, as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

Each of the staff’s comments is set forth below, followed by the Trust’s response.

Comment #1: In the description of the Fund’s principal investment strategies please disclose whether the Fund has any capitalization policy with respect to its investments.

Response: The Trust responds by confirming that the Fund may invest in securities issued by, that invest in, or that derive their value from companies of any size or market capitalization. The Trust further responds by adding the following sentence to the first paragraph of the description of the Fund’s principal investment strategies on page 2 and 7:

The Fund may invest in equity securities issued by, that invest in, or that derive their value from companies of any size or market capitalization.

Comment #2: Are derivatives included for the purpose of determining whether the Fund is in compliance with its policy to invest at least 80% of its assets in equities? If so, please describe to the staff supplementally how the Fund values derivatives for the purposes of calculating compliance with the Fund’s 80% policy.

Response: The Trust responds by confirming derivatives will not be included for the purposes of calculating compliance with the Fund’s 80% equity investment policy. The Trust further responds by replacing the fourth sentence of the description of “equity securities” in the description of the Fund’s principal investment strategies on pages 2 and 7 with the following:

“Equity securities also include those that are equity-based, such as ETFs that invest primarily in U.S. and foreign equity securities ~~and derivative instruments whose value depends on underlying equity securities.~~”

Comment #3: Please confirm for the staff that the principal risks of the underlying ETFs in which the Fund will invest that are also principal risks of the Fund are disclosed in the prospectus.

Response: The Trust responds by confirming for the staff that Fund has disclosed its principal risks, including those that are also risks of the ETFs in which the Fund invests.

Comment #4: The prospectus provides in the description of the Fund’s other non-principal investment strategies on page 8 that the Fund may invest in total return swaps. Please confirm for the staff that if the Fund does invest in total return swaps the Fund will segregate an appropriate amount of assets to cover the swap position.

Response: The Trust responds by confirming for the staff that, as described in the first paragraph on page 30 of the SAI, “any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash or liquid securities to avoid any potential leveraging of the Fund’s securities.”

Comment #5: Please acknowledge that the Trust is aware of SEC release no. IC-10666 (April 18, 1979) and CEC concept release no. 29776 (August 31, 2011), both of which relate to the use of derivatives by open-end investment management companies, and acknowledge that the Trust is aware the SEC can issue future guidance regarding derivatives, such as total return swaps.

Response: The Trust responds by acknowledging it is aware of both releases and that the SEC can issue future guidance regarding derivatives.

Comment #6: Will the Fund write credit default swaps? If yes, please confirm for the staff that the Fund will segregate assets to cover the full notional value of the swap.

Response: The Trust responds by confirming the Fund will not write credit default swaps.

Comment #7: Please include the “Tandy” representations in your response.

Response: The Tandy representations are included above.

Please direct additional questions or comments to me at (651) 665-3747.

Sincerely,

/s/ Michael Steinert

Michael Steinert

Senior Counsel

Securian Financial Group, Inc.

Cc:	David Kuplic, President, Securian Funds Trust

Vicki Bailey, Chief Compliance Officer, Securian Funds Trust

Michael J. Radmer, Esquire, Fund Counsel, Dorsey & Whitney LLP